UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 11

Casey’s General Stores, Inc.

(Name of Subject Company)

Casey’s General Stores, Inc.

(Name of Person Filing Statement)

Common Stock, no par value per share

(Title of Class of Securities)

147528103

(CUSIP Number of Class of Securities)

William J. Walljasper

Senior Vice President and Chief Financial Officer

Casey’s General Stores, Inc.

One Convenience Blvd.

P.O. Box 3001

Ankeny, Iowa 50021-8045

Telephone: (515) 965-6100

(Name, address and telephone number of persons authorized to receive notices and communications on behalf of the person filing statement)

Copies to:

Allen Finkelson, Esq.

George F. Schoen, Esq.

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, New York 10019

Telephone: (212) 474-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 11 to the Solicitation/Recommendation Statement on Schedule 14D-9 (this “Amendment”) is filed by Casey’s General Stores, Inc. (“Casey’s”), an Iowa corporation. This Amendment amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on June 8, 2010, as amended (together with any amendments and supplements thereto, the “Schedule 14D-9”), and relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation, as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended (together with any amendments and supplements thereto, the “Schedule TO”), to purchase all outstanding shares of common stock, no par value per share, of Casey’s (“Casey’s Common Shares”), together with the associated Rights, for $36.75 per Casey’s Common Share in cash, upon the terms and subject to the conditions set forth in Couche-Tard’s Offer to Purchase dated June 2, 2010, as amended, and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”).

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

ITEM 1.	SUBJECT COMPANY INFORMATION

“Item 1. Subject Company Information - Securities” of the Schedule 14D-9 is hereby amended and supplemented by replacing the last two sentences with the following:

As of July 23, 2010, there were 50,968,662 Casey’s Common Shares issued and outstanding and an additional 5,889,050 Casey’s Common Shares were reserved for issuance under Casey’s equity compensation plans, of which up to a maximum of 917,050 Casey’s Common Shares were issuable or otherwise deliverable in connection with the vesting of outstanding equity awards of Casey’s.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

“Item 2. Identity and Background of Filing Person - Offer” of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph with the following:

This Statement relates to the unsolicited offer by Alimentation Couche-Tard Inc., a corporation incorporated under the laws of the province of Québec, Canada (“Couche-Tard”), through its indirect wholly owned subsidiary, ACT Acquisition Sub, Inc., an Iowa corporation (“Couche-Tard Sub”), as disclosed in the Tender Offer Statement on Schedule TO dated June 2, 2010, as amended (as amended or supplemented from time to time, the “Schedule TO”), to purchase all outstanding Casey’s Common Shares, together with the Rights, for $36.75 per Casey’s Common Share in cash (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 2, 2010, as amended (as amended or supplemented from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, constitute the “Offer”). Couche-Tard and Couche-Tard Sub initially filed the Schedule TO with the Securities and Exchange Commission (the “SEC”) on June 2, 2010. The value of the original consideration offered, together with all of the terms and conditions applicable to the tender offer as modified through July 21, 2010, is referred to as the “Original Offer”. The Schedule TO states that the Offer will expire at 12:00, midnight, New York City time, on Friday, August 6, 2010, unless Couche-Tard or Couche-Tard Sub extends the Offer.

“Item 2. Identity and Background of Filing Person - Offer” of the Schedule 14D-9 is hereby amended and supplemented by replacing the second to last paragraph with the following:

The Offer to Purchase further states that Couche-Tard intends to nominate, and solicit proxies for the election of, a slate of directors for election to the Board at the Company’s 2010 annual meeting of shareholders (the “Annual Meeting”) in an attempt to advance the Offer as well as to solicit proxies from Casey’s shareholders to vote in favor of a proposal to repeal any new or amended by-law provisions adopted by the Board without shareholder approval after June 10, 2009 and prior to a vote on such proposal at the Annual Meeting (the “Couche-Tard Bylaw Repeal Proposal”). In a press release dated June 7, 2010, Couche-Tard stated that it provided formal notice to Casey’s of its intention to nominate nine nominees for election to the Board at the Annual Meeting. On July 22, 2010, Couche-Tard filed its preliminary proxy statement in respect of the Annual Meeting (the “Couche-Tard Proxy Statement”). In the Couche-Tard Proxy Statement, Couche-Tard states that it will solicit proxies to vote for its nine nominees for election to the Board and to vote for the Couche-Tard Bylaw Repeal Proposal. The Board currently consists of eight directors, and the entire Board is elected annually. As a result, if a majority of Couche-Tard’s nominees are elected to the Board, they will constitute a majority of the Board.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

“Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements between Casey’s and its Directors and Executive Officers - Consideration Payable Pursuant to the Offer and the Second-Step Merger” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

As a result of the increase by Couche-Tard in the Offer Price to $36.75 on July 22, 2010, the information regarding the consideration payable pursuant to the Offer and the Second-Step Merger has been updated as follows:

As of July 23, 2010, the Company’s directors and executive officers set forth on Annex A hereto beneficially owned an aggregate of 338,405 Casey’s Common Shares. If such directors and executive officers were to tender all of such Casey’s Common Shares pursuant to the Offer and each Casey’s Common Share was exchanged for the Offer Price, such directors and executive officers would receive an aggregate of approximately $12,436,384.

As of July 23, 2010, Casey’s directors and executive officers held options to purchase an aggregate of 273,000 Casey’s Common Shares, with exercise prices ranging from $11.74 to $26.92 and an aggregate weighted average exercise price of $22.00 per share, 200,500 of which were vested and exercisable as of that date.

The following table summarizes, with respect to each of the Company’s directors and executive officers set forth on Annex A hereto, the aggregate, positive difference in value between $36.75 and the per share exercise prices (the “Spread Value”) of the vested and unvested options to purchase Casey’s Common Shares held by such directors and executive officers as of July 23, 2010:

Name	Casey’s Common Shares Subject to Unvested Options (#)	Aggregate Spread Value of Unvested Options ($)	Casey’s Common Shares Subject to Vested Options (#)	Aggregate Spread Value of Vested Options ($)
Robert J. Myers	—	—	20,000	259,000
Terry W. Handley	20,000	229,800	40,000	735,800
William J. Walljasper	20,000	229,800	32,000	535,720
Sam J. Billmeyer	20,000	229,800	30,000	485,700
Julie L. Jackowski	12,500	143,625	24,500	365,695
Kenneth H. Haynie	—	—	18,000	323,500
Johnny Danos	—	—	12,000	177,180
William C. Kimball	—	—	12,000	177,180
Diane C. Bridgewater	—	—	6,000	68,280
Jeffrey M. Lamberti	—	—	4,000	43,000
Richard A. Wilkey	—	—	2,000	22,520
H. Lynn Horak	—	—	—	—

“Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements between Casey’s and its Directors and Executive Officers - Potential Severance and Change of Control Benefits - Equity Awards” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

Based on compensation and benefit levels as of July 23, 2010 and assuming that the Offer is consummated on August 6, 2010 and that each executive officer experiences a Qualifying Termination of employment at that time, the executive officers would be entitled to receive the following cash severance payments and other benefits under their change of control and severance agreements.

Name	Severance Pay ($)	Post- Employment Welfare Benefits ($)
Robert J. Myers	3,069,000	192
Terry W. Handley	1,808,250	33,802
William J. Walljasper	1,585,500	26,351
Sam J. Billmeyer	1,525,500	28,348
Julia L. Jackowski	1,126,500	26,750

“Item 3. Past Contacts, Transactions, Negotiations and Agreements - Arrangements between Casey’s and its Directors and Executive Officers - Director Compensation” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

On June 10, 2010, the Board approved changes to the Company’s policies for compensating committee chairs and director attendance at committee meetings, which will take effect following the Annual Meeting. Following the Annual Meeting, the chair of the Audit Committee will be compensated for services as chair of such committee by an annual retainer of $12,000, and members of the Audit Committee will be compensated for their services on such committee by an annual retainer of $6,000 in lieu of per meeting fees. The chair of the Compensation Committee and the chair of the Nominating and Corporate Governance Committee will be compensated for their services as chair of such committees by an annual retainer of $8,000, and the members of such committees will be compensated for their services on such committees by an annual retainer of $4,000 in lieu of per meeting fees. If the Board establishes an additional, “special purpose” committee, the chair of such committee will be compensated by an annual retainer of $4,000, and the members of such committee will be compensated by a meeting fee of $1,000 for each committee meeting attended.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

“Item 4. The Solicitation or Recommendation - Solicitation or Recommendation” of the Schedule 14D-9 is hereby amended and supplemented by replacing the first two paragraphs with the following:

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with Casey’s financial and legal advisors, the Board, at a meeting held on July 27, 2010, determined by unanimous vote that the Offer is not in the best interests of Casey’s and its shareholders and other constituencies.

Accordingly, for the reasons described in more detail below, the Board recommends that Casey’s shareholders reject the Offer and NOT tender their Casey’s Common Shares in the Offer.

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Background of the Offer” of the Schedule 14D-9 is hereby amended and supplemented by replacing all references to “the Offer” with references to “the Original Offer”.

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Background of the Offer” of the Schedule 14D-9 is hereby amended and supplemented by replacing the second paragraph in its entirety as follows:

On November 16, 2009, Mr. Myers and Mr. Bouchard had a telephone conversation during which Mr. Bouchard suggested that a strategic alliance between Casey’s and Couche-Tard would be beneficial for both companies. Mr. Myers informed Mr. Bouchard that the Company was not interested in such an alliance, and advised Mr. Bouchard to put any offer he wished to make in writing for submission to the Board for consideration. At a December 2, 2009 meeting of the Board, the Board discussed the conversation between Mr. Bouchard and Mr. Myers and considered the possibility of retaining Goldman, Sachs & Co. to advise the Company in connection with potential acquisition proposals. On January 8, 2010, the Executive Committee of the Board (the “Executive Committee”) met to approve a form of engagement letter with Goldman, Sachs & Co. for that purpose.

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Background of the Offer” of the Schedule 14D-9 is hereby amended and supplemented by adding the following after the last paragraph:

On June 8, 2010, Casey’s filed the Statement with the SEC containing the Board’s recommendation that Casey’s shareholders not tender into the Original Offer.

On June 9, 2010, Casey’s received notice from Couche-Tard that Couche-Tard intended to file a Notification and Report Form with respect to the Original Offer with the Department of Justice, Antitrust Division and the Federal Trade Commission (the “FTC”) on June 10, 2010.

On June 11, 2010, Casey’s filed a complaint in the United States District Court for the Southern District of Iowa against Couche-Tard alleging that Couche-Tard violated the federal securities laws in connection with the Original Offer by perpetrating a market manipulation scheme. On June 18, 2010, Couche-Tard filed its answer and affirmative defenses to the Casey’s complaint, and also asserted various counterclaims against Casey’s.

On June 21, 2010, Couche-Tard stated in an amendment to the Schedule TO that it had notified the FTC that it would voluntarily withdraw its Notification and Report Form effective as of June 24, 2010.

On July 1, 2010, Casey’s received notice from Couche-Tard that Couche-Tard intended to file a Notification and Report Form with respect to the Original Offer with the Department of Justice, Antitrust Division and the FTC on July 6, 2010.

On July 7, 2010, Casey’s received notice from Couche-Tard that Couche-Tard was withdrawing its notice to Casey’s of its intent to file a Notification and Report Form with respect to the Original Offer dated July 1, 2010.

On July 12, 2010, Couche-Tard announced that it had extended the Original Offer, which was scheduled to expire at 12:00 midnight, Eastern Time, on July 9, 2010 until 5:00 p.m., Eastern Time, on August 6, 2010, unless further extended. All other terms and conditions of the Original Offer remained unchanged.

On July 22, 2010, Couche-Tard announced that it had increased the Offer Price to $36.75 per Casey’s Common Share and filed an amendment to the Schedule TO with the SEC. On the same day, Couche-Tard filed the Couche-Tard Proxy Statement with the SEC. Later that day, Casey’s issued a press release advising its shareholders not to take any action regarding the Offer.

On July 27, 2010, the Board met with members of senior management and representatives of the Advisors. During this meeting, Goldman Sachs discussed its financial analysis of the Offer and rendered an oral opinion to the Board, subsequently confirmed in writing, that as of July 27, 2010 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Casey’s Common Shares (other than Couche-Tard Sub and any of its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. After a thorough review of the terms and conditions of the Offer, the Board, by unanimous vote, concluded that the Offer is not in the best interests of Casey’s and its shareholders and other constituencies, and that shareholders should reject the Offer and not tender their Casey’s Common Shares in the Offer.

On July 28, 2010, Casey’s issued a press release announcing that its Board had unanimously approved a $500 million recapitalization plan to be executed through a “modified Dutch auction” self-tender offer at a price of $38.00 to $40.00 per share, which would be funded by a combination of debt financing and available cash.

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Reasons for Recommendation” of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

The Offer, other than the increase in the Offer Price, remains unchanged from the Original Offer that was considered by the Board on June 6, 2010. The Board has conducted a thorough review of the Offer after consultation with management and the Advisors. After considering its legal responsibilities as directors under applicable law, the Board determined that the Offer is not in the best interests of Casey’s and its shareholders and other constituencies, and that shareholders should reject the Offer and not tender their Casey’s Common Shares in the Offer.

The Board considered the following factors in its evaluation of the Offer and in support of its recommendation that Casey’s shareholders reject the Offer and not tender their Casey’s Common Shares in the Offer:

The Board believes that the Offer Price substantially undervalues Casey’s and that the Company’s industry-leading performance, significant growth opportunities, strong balance sheet and exceptional management and employees can create far greater value for shareholders than that reflected in the Offer Price.

Consistent industry-leading positive same-store sales growth and stock price performance

•

The Company’s inside same-store sales growth has been positive for 26 consecutive quarters, averaging 5.9% for the five fiscal years ended April 30, 2010, versus the convenience store peer average of 3.5% for the comparable fiscal period. This outstanding performance has been driven by the strength of Casey’s proprietary prepared food program, which has achieved a 8.3% same-store sales growth average over the same five fiscal year period. The Company expects inside same-store sales growth to trend favorably over the remainder of the 2011 fiscal year.

•

The Company’s stock price has consistently outperformed the peer group and the broader market. In the three year period ending April 8, 2010 (the day prior to the public announcement of Couche-Tard’s acquisition proposal), Casey’s stock increased 24%, compared to an average decrease of 46% for the convenience store peer group and a decrease of 18% for the S&P 500.

Significant opportunities to further expand its business and geographic footprint through strategic acquisitions and new store openings

•

The Company’s disciplined approach to acquisitions has served it well and helped drive its strong operational and stock price performance. Casey’s will continue to increase the number of stores in its current territory and expand its geographic footprint by opening stores in locations where it can achieve the maximum return on investment. Casey’s is excited about its opportunities to continue its growth trajectory, and the recapitalization plan is entirely consistent with these growth plans.

•

As part of its expansion plans, the Company is seeking to enter into several new states and already has binding commitments in place with respect to its Arkansas expansion. As a result of the Company’s exceptional infrastructure, including the Company’s self-operated distribution network, Casey’s has ample capacity to support the expansion plans.

Improved store economics from new store design and remodel program

•

In fiscal 2009, Casey’s launched an exciting new store design program focused on maximizing its return on the investment in its stores. The new larger store design capitalizes on high-margin, high-turning categories and includes increased cooler capacity, expanded coffee and fountain offerings and a made-to-order sub-sandwich program. Casey’s also incorporates these features into acquired stores wherever possible.

•

To date, including acquired stores, Casey’s has incorporated the features of the new store design in 132 of its approximately 1,500 stores. Initial results have been very positive with significant increases above the chain-wide average in high margin prepared food sales.

Proven ability to effectively implement price increases

•

The Company implemented price increases on certain products within its prepared food program on March 1, 2010. Casey’s expects the price increases to expand margins and incrementally boost prepared food same-store sales by 3-4% in addition to the anticipated positive unit movement. Initial results have been encouraging with an increase in unit sales of the impacted products.

Favorable gas margin environment

•

The Company has sustained gas margins above historic targets. Casey’s has communicated a goal for gas margins of 10.5¢ – 11.0¢ per gallon over the five fiscal years ended April 30, 2010. In recent years, the Company has sustained gas margins well in excess of this goal. The average gas margin per gallon for the five fiscal years ended April 30, 2010 has been 12.5¢ and for the three fiscal years ended April 30, 2010 has been 13.6¢. Casey’s believes that this favorable gas margin environment will continue and has announced a gas margin goal of 13.5¢ for the 2011 fiscal year. Casey’s has exceeded this goal for the first two months of the 2011 fiscal year.

Best-in-class retailer with industry leading margins, double-digit EPS growth and a track record of returning value to shareholders

•

Casey’s has industry-leading inside-sales margins. For the fiscal year ended April 30, 2010, the Company’s inside-sales margin was 42%, driven by a 64% margin in the Company’s proprietary prepared food program. This performance significantly exceeds the 34% average inside-sales margin achieved by convenience store peers during the same period.

•

The Company has generated double-digit annual earnings per share (EPS) growth for the past five fiscal years. The Company’s consistent out-performance in both sales growth and margins has enabled Casey’s to deliver a 18% compounded annual growth rate in EPS over the five fiscal years ended April 30, 2010. Net income has almost doubled during that period and was in excess of $116 million for the fiscal year ended April 30, 2010.

•

Casey’s has a track record of returning value to shareholders. Over the past five fiscal years, Casey’s has increased its dividend at a 17.3% compounded annual growth rate. Casey’s increased its dividend again at the start of the 2011 fiscal year, which will result in an increase in the annual dividend of 17.6% over the 2010 fiscal year. The Company’s dividend payout ratio for the fiscal year ended April 30, 2010, was 15%, the highest ratio among industry peers.

Highly differentiated business model, high margin products, strategically complementary distribution system, less volatile sales and customer loyalty

•

Casey’s differentiated business model focuses on meeting the needs, and developing the loyalty, of residents in predominantly smaller communities. Over 60% of the Company’s stores are located in towns with populations of fewer than 5,000. This business model creates very strong awareness of the Casey’s brand among its customers. Casey’s business has thrived on repeat local customer traffic and the Company is not as reliant on transient traffic as some of its more urban-focused competitors.

•

The Company’s industry-leading proprietary prepared food program reinforces customer loyalty and financial performance. The Company’s proprietary food program leads the industry in terms of profitability and product offering. The Company continues to expand its prepared food product offering with high margin products which drive continued traffic. Prepared food sales also reduce the volatility experienced by other convenience store operators who are more dependent on gasoline and cigarette sales.

•

The Company is one of few convenience store operators to own and operate its own distribution network. All stores are within a highly efficient radius of 500 miles of the distribution center, which has capacity to support over 2,000 stores. This system enables the Company to deal directly with suppliers, reduce costs, and respond quickly to changing consumer tastes.

Couche-Tard is attempting to utilize the strong balance sheet and real estate position built by Casey’s to subsidize the Offer and transfer value to Couche-Tard’s shareholders.

Casey’s currently has the strongest balance sheet in the convenience store sector

•

Casey’s leverage level is significantly lower than the peer group average. The Company’s strong balance sheet provides Casey’s with flexibility to pursue its significant organic growth opportunities, value creating acquisitions or other transactions that generate value for shareholders, including the recapitalization plan.

•	Casey’s strong balance sheet, and the opportunities that arise from it, is an asset that belongs to Casey’s shareholders and should not be handed over to Couche-Tard.

•

Even after the recapitalization, Casey’s balance sheet will be among the strongest in the convenience store sector with significant opportunities remaining to generate additional value for shareholders.

Casey’s owns the land and buildings for almost the entirety of its operations

•

Casey’s owns the land and buildings for 98% of its approximately 1,500 stores, its corporate headquarters and distribution center. This real estate value is currently embedded within Casey’s and is an asset that belongs to Casey’s shareholders that should not be handed over to Couche-Tard.

Couche-Tard could ultimately use Casey’s owned real estate to subsidize its offer

•

The Board believes that if Couche-Tard consummates the Offer, it would attempt to monetize Casey’s real estate through sale-leaseback transactions, consistent with actions taken by Couche-Tard in prior acquisitions.

•	Couche-Tard should not be permitted to capture the significant value of Casey’s real estate that rightly belongs to Casey’s shareholders.

The timing of the Offer is highly opportunistic and takes advantage of extraordinary equity market volatility.

The Offer is intended to take advantage of a temporary valuation dislocation

•

Couche-Tard made its initial proposal at a time when the Company was experiencing a depressed trading multiple due to the impact of the recession and severe weather within the Company’s operating territory.

•	Couche-Tard recognizes this – it has publicly stated its strategy to acquire U.S. companies on the cheap before the economic recovery restores stock prices to their full value.

Casey’s is well-positioned to excel as the economy recovers

•

Casey’s has navigated the downturn successfully and is extremely well-positioned to benefit as the economic recovery continues. Casey’s strong balance sheet and business strengths position the Company to pursue strategic acquisitions and other growth opportunities.

•	The Company also believes that its strong operations, ongoing strategic initiatives and loyal customer base will enable Casey’s to accelerate same store sales growth and overall profitability.

The Offer represents a low control premium and a low EBITDA multiple, and Couche-Tard has been intentionally selective in the precedents it cites in its comparisons. Moreover, the Offer does not reflect that Casey’s is recognized as a best-in-class operator and performer in its sector.

The Offer represents a low premium

•

The 16% premium of the Offer to Casey’s closing stock price on April 8, 2010, the day prior to the announcement of the Couche-Tard proposal, is significantly lower than the 29% median premium for all cash acquisitions of U.S. companies in transactions valued between $1 billion and $3 billion in 2009 and 2010 to date (of which the median premium in completed hostile bids was 66%).

•

Couche-Tard has asserted that, absent the Offer, the market value of Casey’s stock would have declined along with the S&P 500 Index and the S&P Retail Index. This assertion is contrary to Casey’s historical performance relative to these indexes. In fact, Casey’s U.S. sector peers have also outperformed both indexes since April 8, 2010, the day before Couche-Tard made its acquisition proposal public. In addition, the research analysts that cover Casey’s included in the Reuters consensus estimates have increased their EPS estimates for Casey’s by an average of 11% since April 8, 2010.

The Offer represents a low EBITDA multiple compared to historical industry trading multiples

•

The earnings before interest, tax, depreciation and amortization (EBITDA) multiple implied by the Offer is 7.0x LTM EBITDA for the 12 months ended April 30, 2010 (based on Casey’s LTM EBITDA of $273 million, including the addback of a one-time charge of $6.9 million related to the evaluation of the unsolicited offer and related actions by Couche-Tard). The 7.0x LTM EBITDA multiple compares to a five year average LTM EBITDA trading multiple of 7.6x for the convenience store sector (the peer group plus Casey’s), a multiple which does not give effect to any control premium.

•	Couche-Tard’s statements that its Offer implies a multiple of 7.2x LTM EBITDA continue to inaccurately portray the EBITDA multiple implied by the Offer.

Couche-Tard has been intentionally selective in the transactions it cites as precedents

•

In its analysis of precedent transactions, Couche-Tard excluded certain higher multiple transactions (including the acquisition of 7-Eleven by IYG Holding in 2005 and Couche-Tard’s own acquisition of Silcorp Limited in 1999).

•

In addition, Couche-Tard made no attempt to adjust its analysis to account for the value of the owned real estate of the target companies it cites. Casey’s owns 98% of its stores while many of the target companies on Couche-Tard’s list owned a meaningfully smaller percentage of their stores.

The Offer does not fully compensate Casey’s shareholders for the potential synergy value of a combination.

In public statements, Couche-Tard President and Chief Executive Officer Alain Bouchard has recognized that there are “expanded opportunities and resources” available in a combination of Casey’s and Couche-Tard. The Board believes that an acquisition of Casey’s would significantly expand Couche-Tard’s presence in the Midwest and enable Couche-Tard to realize purchasing synergies and administrative cost savings. Given that Couche-Tard’s offer represents a discount to historical standalone trading multiples for the convenience store sector, it is clear that the Offer does not provide value for these realizable synergy opportunities to Casey’s shareholders.

The Offer is financially inadequate.

The Board considered the fact that Goldman Sachs rendered an oral opinion to the Board, subsequently confirmed in writing, that as of July 27, 2010 and based upon and subject to the factors and assumptions set forth in the written opinion, the consideration proposed to be paid to the holders of Casey’s Common Shares (other than Couche-Tard Sub and any of its affiliates) pursuant to the Offer was inadequate from a financial point of view to such holders. The full text of the written opinion of Goldman Sachs, dated July 27, 2010, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with such opinion, is attached as Annex D. Goldman Sachs provided its opinion for the information and assistance of the Board in connection with its consideration of the Offer. The opinion of Goldman Sachs is not a recommendation as to whether or not any holder of Casey’s Common Shares should tender such Casey’s Common Shares in connection with the Offer or any other matter.

The Board believes the recapitalization plan will generate significant value for Casey’s shareholders and is financially prudent given the Company’s strong balance sheet and careful use of capital.

•	The $500 million recapitalization plan will generate significant value and enhanced returns for Casey’s shareholders while permitting Casey’s to continue executing on its strategic growth initiatives.

•

The recapitalization plan will be highly accretive to Casey’s diluted earnings per share at all purchase prices in the proposed range, and shareholders will be given the option to continue participating in the Company’s substantial upside.

•

Given Casey’s strong business and careful use of capital, Casey’s believes it will be able to obtain financing for the recapitalization at attractive rates. Casey’s expects that the recapitalization plan will not interfere with its ability to pursue its strategic growth plan and that Casey’s will have post-recapitalization debt levels that compare favorably to peer companies in the sector and minimal rental expense.

Couche-Tard’s Offer is highly conditioned and raises the question of whether the Offer will ever close.

Multiple conditions

•

The Offer is expressly conditioned on Couche-Tard having available financings that are sufficient, together with cash on hand, to consummate the Offer and the Second-Step Merger, to refinance all debt at Casey’s and any debt at Couche-Tard which may come due as a result of the Offer and the Second-Step Merger and to pay all related fees and expenses.

•

The Offer is conditioned on none of the Dow Jones Industrial Average, the Standard & Poor’s Index of 500 Industrial Companies or the NASDAQ-100 declining in excess of 15% from the close of business on June 1, 2010. Given the extraordinary ongoing volatility in equity markets, such an event could unfold and Couche-Tard would not be obligated to consummate the Offer.

•

The Offer is conditioned on Casey’s not taking certain actions that are within the normal course of business operations. This includes conditions that Casey’s does not grant any options or other forms of equity compensation.

•

The Offer is conditioned on Casey’s not declaring any dividends during the term of the Offer, including its regular quarterly dividend. On June 10, 2010, Casey’s declared its regular quarterly dividend payable on August 16, 2010.

Over three months into their “offer”, Couche-Tard still has no committed financing

•

Instead, Couche-Tard has merely indicated that it plans on obtaining the necessary funds from a combination of cash on hand, borrowings under existing credit facilities and new financings that it will seek to obtain. As of its fiscal year ended April 25, 2010, Couche-Tard has only $220.9 million of cash on hand and $622.0 million available under existing credit agreements. Assuming none of this cash or credit agreement capacity was required to run the Couche-Tard business, that still leaves approximately $1.1 billion (or 56%) of Couche-Tard’s estimated $1.9 billion of financing needs in question.

•	If adequate financing is not arranged, Couche-Tard will not be able to pay the Offer Price.

•

Couche-Tard has explicitly acknowledged that the risk associated with this financing condition is significant as it has stated in the Offer to Purchase, “We cannot guarantee that Alimentation Couche-Tard will be able to obtain financings necessary to satisfy the financing condition to the consummation of the offer, particularly in light of the current economic conditions in the U.S. and Canada.”

The effect of these numerous significant conditions is that the Offer may be illusory and stockholders cannot be assured that Couche-Tard will consummate the Offer.

Couche-Tard is using questionable tactics in an attempt to facilitate its inadequate Offer. It accumulated a significant position in Casey’s with stealth and then traded out of almost its entire stake.

•

Prior to April 9, 2010 (the date that Couche-Tard made public its offer to acquire Casey’s), Couche-Tard had accumulated a stake of 1,975,362 Casey’s shares through a third party brokerage account, which represented approximately 3.9% of the issued shares of the Company.

•

Shortly after Couche-Tard made public its offer of $36 per share on April 9, it sold almost all of its shares at an average price of $38.43 per share, thereby profiting on the market’s reaction to Couche-Tard’s public announcement of its own offer. The sale resulted in a gain (net of expenses) of approximately $13.9 million, which comprised 20.2% of Couche-Tard’s earnings for the fiscal quarter ended April 25, 2010.

•

The 1,975,000 shares sold by Couche-Tard on April 9, 2010 represented 12.7% of the trading volume in Casey’s stock on that day and 17% of the total trading volume in Casey’s stock during market hours on that day. Couche-Tard currently owns only 362 Casey’s shares.

•

Couche-Tard has repeatedly stated that it is committed to buying Casey’s. However, Couche-Tard’s decision to sell a significant ownership stake which would have been helpful to them in a proxy contest raises serious questions about their level of commitment to completing a transaction.

Couche-Tard has sought to mislead Casey’s shareholders with respect to the level of dialogue between Casey’s and Couche-Tard.

•

When Couche-Tard made its Offer public, it intentionally sought to create the impression that Couche-Tard and Casey’s had been in active dialogue about a Couche-Tard acquisition of Casey’s since the Fall of 2009 by stating, “As we have stated in our prior correspondence, including our initial contact in October 2009…” and “Despite our repeated efforts starting in October 2009 to engage in negotiations …”.

•

These statements are misleading and patently incorrect, as the current record now clearly shows. Couche-Tard made only two phone calls to Casey’s in the Fall of 2009, in which no proposal was made, then opportunistically timed its Offer as Casey’s business and the economy began to recover.

Couche-Tard has mischaracterized Casey’s employment agreements with its officers.

•	In its public statements, Couche-Tard has mischaracterized the amended change-of-control agreements with Casey’s officers and the new employment agreement with Mr. Myers.

•

All of the change-of-control agreements with Mr. Myers and the other officers were entered into years before Couche-Tard made the Offer, and the recent updates were not prompted by the Offer. The new employment agreement with Mr. Myers, which replaced his existing agreement, was entered into to extend the term of Mr. Myers’ employment with Casey’s. The new employment agreement was not prompted by the Offer, and in fact the terms of the agreement were under discussion prior to Couche-Tard making any offer for Casey’s.

•

The changes in the other agreements with the officers were made in response to federal tax law changes and to provide that severance payments are triggered upon the occurrence of a change in control rather than the shareholder approval of a change in control. These changes result in a net benefit to Casey’s shareholders because, even though the two-year extension of employment will commence at a later time, the Company will not incur severance costs or be required to provide the other change of control benefits with respect to a change of control transaction that is approved by the shareholders but not ultimately consummated. Also, the dollar amounts of the severance packages did not change. The change of control provisions in the amended agreements are no more favorable to the officers, including Mr. Myers, than the terms in their then-existing agreements.

Consummation of the Offer would adversely impact Casey’s other constituencies.

The Board believes that the consummation of the Offer would have an adverse impact on Casey’s employees, suppliers, creditors, customers and the communities in which Casey’s operates. The Board’s belief is based, among other things, on the differences in the manner in which Casey’s and Couche-Tard are operated and managed, Couche-Tard’s integration of prior acquisitions and Couche-Tard’s stated intention to incur additional indebtedness to finance the Offer, which would result in Couche-Tard’s increased leverage. Casey’s is continuing to evaluate the impact of the consummation of the Offer on its various constituencies.

Accordingly, the Board recommends that Casey’s shareholders reject the Offer and NOT tender their Casey’s Common Shares in the Offer.

“Item 4. The Solicitation or Recommendation - Background of the Offer and Reasons for Recommendation - Intent to Tender” of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

To the knowledge of Casey’s, after making reasonable inquiry, none of the Company’s directors, executive officers, affiliates or subsidiaries currently intends to tender any Casey’s Common Shares held of record or beneficially owned by such person pursuant to the Offer.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The table set forth in “Item 6. Interest in Securities of the Subject Company – Securities Transactions” of the Schedule 14D-9 is hereby amended and supplemented by adding the following to the bottom of the table:

Name of Person	Transaction Date	Number of Casey’s Common Shares	Price Per Casey’s Common Share	Nature of Transaction
Kenneth H. Haynie	June 23, 2010	2,000	N/A	Award of restricted stock units vesting and settling on day of grant
Johnny Danos	June 23, 2010	2,000	N/A	Award of restricted stock units vesting and settling on day of grant
William C. Kimball	June 23, 2010	2,000	N/A	Award of restricted stock units vesting and settling on day of grant
Diane C. Bridgewater	June 23, 2010	2,000	N/A	Award of restricted stock units vesting and settling on day of grant
Jeffrey M. Lamberti	June 23, 2010	2,000	N/A	Award of restricted stock units vesting and settling on day of grant
Richard A. Wilkey	June 23, 2010	2,000	N/A	Award of restricted stock units vesting and settling on day of grant
H. Lynn Horak	June 23, 2010	2,000	N/A	Award of restricted stock units vesting and settling on day of grant

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

“Item 7. Purposes of the Transaction and Plans or Proposals – Subject Company Negotiations” of the Schedule 14D-9 is hereby amended and restated in its entirety to read as follows:

Casey’s routinely maintains contact with other participants in its industry regarding a wide range of business transactions. It has not ceased, and has no intention of ceasing, such activity as a result of the Offer. The Company’s policy has been, and continues to be, not to disclose the existence or content of any such discussions with third parties (except as may be required by law) as any such disclosure could jeopardize any future negotiations that Casey’s may conduct.

On July 27, 2010, the Board authorized the Company to offer to purchase up to $500 million in value of Casey’s Common Shares, together with the Rights, through a “modified Dutch auction” self-tender offer at a price of $38.00 to $40.00, which would be funded by a combination of debt financing (the “Debt Financing”) and available cash.

In connection with the announcement of the recapitalization plan, Casey’s has begun to engage in negotiations regarding the Debt Financing with various financial institutions and other potential investors.

Casey’s has retained MacKenzie Partners, Inc. to act as Information Agent and Computershare Trust Company, N.A. to act as Depositary in connection with the Offer. The Information Agent may contact holders of Casey’s Common Shares by mail, facsimile and personal interviews and may request brokers, dealers and other nominee shareholders to forward materials relating to the Offer to beneficial owners. The Information Agent and the Depositary will each receive reasonable and customary compensation for their respective services, will be reimbursed by us for reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

Except as described in the preceding paragraphs or otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, Casey’s is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (i) a tender offer for, or other acquisition of, Casey’s Common Shares by Casey’s, any of its subsidiaries or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Casey’s or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Casey’s or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization, of Casey’s.

Except as described above or otherwise set forth in this Statement (including in the exhibits to this Statement) or as incorporated in this Statement by reference, there are no transactions, resolutions of the Board, agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in the preceding paragraph.

ITEM 8.	ADDITIONAL INFORMATION

“Item 8. Additional Information - Regulatory Approvals - U.S. Antitrust Approval” of the Schedule 14D-9 is hereby amended and supplemented by replacing the last paragraph in its entirety as follows:

On June 9, 2010, Casey’s received notice from Couche-Tard that Couche-Tard intended to file a Notification and Report Form with respect to the Original Offer with the Antitrust Division and the FTC on June 10, 2010. In its Amendment No. 2 to Schedule TO, Couche-Tard stated that it filed the Notification and Report Form with respect to the Original Offer on June 10, 2010. In its Amendment No. 4 to Schedule TO, Couche-Tard stated that it had notified the FTC that it would voluntarily withdraw its Notification and Report Form effective as of June 24, 2010, and that it would re-file at an unspecified future date.

On July 1, 2010, Casey’s received notice from Couche-Tard that Couche-Tard intended to file a Notification and Report Form with respect to the Original Offer with the Department of Justice, Antitrust Division and the FTC on July 6, 2010. On July 7, 2010, Casey’s received notice from Couche-Tard that Couche-Tard was withdrawing its notice to Casey’s of intent to file a Notification and Report Form with respect to the Original Offer dated July 1, 2010.

“Item 8. Additional Information - Second-Step Merger Provisions” of the Schedule 14D-9 is hereby amended and supplemented by replacing the first paragraph with the following:

The purpose of the Offer as stated by Couche-Tard in the Offer to Purchase is to acquire control of, and ultimately the entire equity interest in, Casey’s. Couche-Tard has indicated that it intends, promptly after completion of the Offer, to consummate the Second-Step Merger, with holders of Casey’s Common Shares receiving $36.75 in cash for each outstanding Casey’s Common Share.

“Item 8. Additional Information - Certain Litigation” of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Litigation with Couche-Tard. On June 11, 2010, Casey’s filed a complaint (the “Federal Complaint”) against Couche-Tard and Couche-Tard Sub in the United States District Court for the Southern District of Iowa, captioned Casey’s General Stores, Inc. v. Alimentation Couche-Tard Inc., et al., Civil Action 4:10-cv-265, alleging a market manipulation scheme perpetrated by Couche-Tard in an attempt to acquire all outstanding Casey’s Common Shares at an artificially deflated price. The Federal Complaint seeks, among other relief, (i) a declaration that Couche-Tard’s April 9, 2010, sale of 1,975,000 Casey’s Common Shares with the intent to artificially depress the market price of the Casey’s Common Shares was in violation of Section 10(b) of the Exchange Act, and Rule 10b-5 promulgated thereunder; (ii) a declaration that Couche-Tard’s April 9, 2010, announcement of its intention to make the Offer, without disclosing the fact that it held nearly 2,000,000 Casey’s Common Shares and intended to sell its holdings of Casey’s Common Shares after its announcement in order to reap illicit profits and to artificially depress the market price of Casey’s Common Shares, was in violation of Section 14(e) of the Exchange Act, and Rule 14e-8 promulgated thereunder; and (iii) an injunction barring Couche-Tard from taking further steps to consummate the Offer and from purchasing the Casey’s Common Shares.

On June 18, 2010, Couche-Tard filed its answer and affirmative defenses to the Federal Complaint, and also asserted various counterclaims against Casey’s and the Board. Couche-Tard asserts claims for breaches of the Board’s fiduciary duties in connection with the Offer; claims seeking declaratory judgment that certain provisions of the IBCA are unconstitutional or preempted by federal law; and claims that Casey’s violated Section 14(e) of the Exchange Act for allegedly making untrue or misleading statements in the Schedule 14D-9. Couche-Tard seeks, among other things, an order requiring the Board to redeem the Rights, or to amend the Rights Agreement so as to make it inapplicable to the Offer and to grant approval of Couche-Tard’s proposed acquisition under Iowa’s Business Combination Statute, and an injunction preventing the Board (or anyone working with the Board) from taking any steps to impede the ability of Casey’s shareholders to accept the Offer or otherwise impede Couche-Tard’s proposed acquisition. Casey’s and the Board believe Couche-Tard’s counterclaims are without merit and intend to defend against them vigorously.

On July 7, 2010, the court ordered that any hearing on the Company’s application for preliminary injunction shall be held on August 23, 2010, and that the parties shall complete discovery on any issue relating to the application for preliminary injunction by August 16, 2010. On July 12, 2010, Casey’s filed a motion to dismiss Couche-Tard’s counterclaims. On July 14, 2010, Couche-Tard filed its opposition to Casey’s motion for a preliminary injunction and filed a motion for judgment on the pleadings.

Shareholder Litigation. On April 28, 2010, a purported class action complaint (the “Mercier Complaint”) was filed in the Iowa District Court in and for Polk County, captioned Mercier v. Casey’s General Stores, Inc., et al., Civil Action No. CE65196, on behalf of a putative class of Casey’s shareholders against Casey’s and the Board. The plaintiff in the Mercier Complaint asserts a claim for breach of fiduciary duty in connection with the Offer and seeks an order requiring the Board to place Casey’s up for auction and/or to conduct a market check and requiring Casey’s to make full and fair disclosure of all material facts to the class before the completion of an acquisition; a declaration that the Board has breached its fiduciary duties to plaintiff and the class; and an award of fees, expenses and costs. However, pursuant to a stipulation between Casey’s and the plaintiff in such action, Casey’s need not answer or otherwise respond to the Mercier Complaint until such time as the plaintiff either files an amended complaint or informs Casey’s that it does not intend to amend the complaint.

On June 29, 2010, a purported class action complaint (the “Howie Complaint”) was filed in the Iowa District Court in and for Polk County, captioned Howie v. Myers, et al., Civil Action No. CL118607, on behalf of a putative class of Casey’s shareholders against Casey’s and the Board. In the Howie Complaint, the plaintiff asserts a claim for breach of fiduciary duty in connection with the Offer, and seeks, among other things, an order requiring the Board to undertake an evaluation of alternative transactions and to redeem the Rights, an injunction preventing any material transactions or changes to Casey’s business and assets other than under court supervision and an award of damages as well as fees, expenses and costs. The plaintiffs that filed the Mercier Complaint and the Howie Complaint have each filed a motion to consolidate the two lawsuits and to be appointed lead plaintiff.

On July 21, 2010, a purported class action complaint (the “Carpenters Pension Trust Complaint”) was filed in the United States District Court for the Southern District of Iowa, captioned Kentucky State District Council of Carpenters Pension Trust Fund v. Myers, et al., Case No. 4:10-cv-00332, on behalf of a putative class of Casey’s shareholders against Casey’s and the Board. In the Carpenters Pension Trust Complaint, the plaintiff asserts a claim for breach of fiduciary duty in connection with the Offer, and seeks, among other things, a declaration that the Board has breached its fiduciary duties to plaintiff and the class, an injunction preventing the Board from initializing defensive measures which may render the acquisition of Casey’s unduly burdensome or expensive for a potential acquirer, an order requiring the Board to rescind or redeem the Rights or declaring the Rights invalid and invalidating amendments to certain employment agreements, imposition of a constructive trust in favor of plaintiff and the class and an award of plaintiff’s costs.

Casey’s and the Board believe the claims in the Mercier Complaint, the Howie Complaint and the Carpenters Pension Trust Complaint are without merit and intend to defend against them vigorously.

ANNEX D

Annex A attached to this Amendment is hereby inserted as “Annex D” to the Schedule 14D-9.

ITEM 9.	EXHIBITS

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following thereto:

Exhibit Number	Description

(a)(15)	Press Release issued by Casey’s General Stores, Inc., dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010)

(a)(16)	Employee communication, dated July 28, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

CASEY’S GENERAL STORES, INC.

By:	/S/ ROBERT J. MYERS
Name:	Robert J. Myers
Title:	President and Chief Executive Officer

Dated: July 28, 2010

EXHIBIT INDEX

Exhibit Number	Description

(a)(15)	Press Release issued by Casey’s General Stores, Inc., dated July 28, 2010 (incorporated by reference to Exhibit 99.1 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010)

(a)(16)	Employee communication, dated July 28, 2010 (incorporated by reference to Exhibit 99.2 to Casey’s General Stores, Inc.’s Form 8-K filed July 28, 2010)

ANNEX A

July 27, 2010

Board of Directors

Casey’s General Stores, Inc.

One Convenience Blvd.

Ankeny, Iowa 50021

Ladies and Gentlemen:

You have requested our opinion as to the adequacy from a financial point of view to the holders (other than the Offeror (as defined below) and any of its affiliates) of the outstanding shares of common stock, no par value (the “Shares”), of Casey’s General Stores, Inc. (the “Company”) of the $36.75 per Share in cash (the “Consideration”) proposed to be paid to such holders in the Amended Offer (as defined below). The terms of the amended offer to purchase (the “Amended Offer to Purchase”) and related amended letter of transmittal (which, together with the Amended Offer to Purchase, constitutes the “Amended Offer”) contained in the Tender Offer Statement on Schedule TO filed by Alimentation Couche-Tard Inc. (“Parent”) and ACT Acquisition Sub, Inc., an indirect wholly owned subsidiary of Parent (the “Offeror”), with the Securities and Exchange Commission on June 2, 2010, as amended through Amendment No. 7 to the Tender Offer Statement on Schedule TO filed by Parent and the Offeror with the Securities and Exchange Commission on July 22, 2010 (as amended, the “Amended Schedule TO”), provide for an offer for all of the Shares pursuant to which, subject to the satisfaction of certain conditions set forth in the Amended Offer, the Offeror will pay the Consideration for each Share accepted. We note that the Amended Offer to Purchase provides that, following consummation of the Amended Offer, the Offeror intends to consummate a merger with the Company (the “Merger” and, together with the Amended Offer, the “Transactions”) in which all remaining public shareholders of the Company would receive the highest price paid per Share pursuant to the Amended Offer, without interest.

Goldman, Sachs & Co. and its affiliates are engaged in investment banking and financial advisory services, commercial banking, securities trading, investment management, principal investment, financial planning, benefits counseling, risk management, hedging, financing, brokerage activities and other financial and non-financial activities and services for various persons and entities. In the ordinary course of these activities and services, Goldman, Sachs & Co. and its affiliates may at any time make or hold long or short positions and investments, as well as actively trade or effect transactions, in the equity, debt and other securities (or related derivative securities) and financial instruments (including bank loans and other obligations) of third parties, the Company, Parent and any of their respective affiliates or any currency or commodity that may be involved in the Transactions for their own account and for the accounts of their customers. We are acting as financial advisor to the Company in connection with its consideration of the Amended Offer and other matters pursuant to our engagement by the Company. We have received a fee and expect to receive additional fees for our services in connection with our engagement, including advisory fees that will be payable whether or not the Amended Offer is consummated. The Company has agreed to reimburse our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement. We may also in the future provide investment banking services to the Company, Parent and their respective affiliates for which our Investment Banking Division may receive compensation.

In connection with this opinion, we have reviewed, among other things, the Amended Schedule TO, including the Amended Offer to Purchase and related amended letter of transmittal contained therein; the Solicitation/Recommendation Statement of the Company filed with the Securities and Exchange Commission on June 8, 2010, as amended through Amendment No. 11 to the Solicitation/Recommendation Statement of the Company, which Amendment No. 11 will be filed on Schedule 14D-9/A, in the form approved by you on the date of this opinion; annual reports to shareholders and Annual Reports on Form 10-K of the Company for the five fiscal years ended April 30, 2010; certain interim reports to shareholders and Quarterly Reports on Form 10-Q of the Company; annual reports to shareholders and

Annual Information Forms on Form 40-F of Parent for the fiscal years ended April 25, 2010, April 26, 2009, April 27, 2008, April 29, 2007 and April 30, 2006; certain interim reports to shareholders and quarterly reports on Form 6-K of Parent; certain other communications from the Company and Parent to their respective shareholders; certain publicly available research analyst reports for the Company and Parent; and certain internal financial analyses and forecasts for the Company prepared by its management and approved for our use by the Company (the “Forecasts”). We have also held discussions with members of the senior management of the Company regarding their assessment of the strategic rationale of Parent for, and the potential benefits for Parent of, the Transactions and the past and current business operations, financial condition and future prospects of the Company; reviewed the reported price and trading activity for the Shares; compared certain financial and stock market information for the Company and Parent with similar information for certain other companies the securities of which are publicly traded; reviewed the financial terms of certain recent business combinations in the convenience store industry and in other industries; and performed such other studies and analyses, and considered such other factors, as we deemed appropriate.

For purposes of rendering this opinion, we have relied upon and assumed, without assuming any responsibility for independent verification, the accuracy and completeness of all of the financial, legal, regulatory, tax, accounting and other information provided to, discussed with or reviewed by, us; and we do not assume any responsibility for any such information. In that regard, we have assumed with your consent that the Forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company. We have not made an independent evaluation or appraisal of the assets and liabilities (including any contingent, derivative or other off-balance-sheet assets and liabilities) of the Company, Parent or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

Our opinion does not address the relative merits of the Transactions as compared to any strategic alternatives that may be available to the Company; nor does it address any legal, regulatory, tax or accounting matters. This opinion addresses only the adequacy from a financial point of view, as of the date hereof, of the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer. We do not express any view on, and our opinion does not address, the fairness, from a financial point of view, of the Consideration or any other term or aspect of the Transactions. In addition, we do not express any view on, and our opinion does not address, the adequacy or fairness of the Consideration or any other term or aspect of the Transactions to, or any consideration received in connection therewith by, Offeror and any of its affiliates, the holders of any other class of securities, creditors, or other constituencies of the Company; nor as to the adequacy or fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons, in connection with the Transactions, whether relative to the Consideration proposed to be paid to the holders of Shares pursuant to the Amended Offer or otherwise. We are not expressing any opinion as to the prices at which the Shares will trade at any time. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof and we assume no responsibility for updating, revising or reaffirming this opinion based on circumstances, developments or events occurring after the date hereof. Our advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the Amended Offer and such opinion does not constitute a recommendation as to whether or not any holder of Shares should tender such Shares in connection with the Amended Offer or any other matter. This opinion has been approved by a fairness committee of Goldman, Sachs & Co.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration proposed to be paid to the holders of Shares (other than the Offeror and any of its affiliates) pursuant to the Amended Offer is inadequate from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.